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                                                                 EXHIBIT (a)(13)

                         MARATHON OIL COMPANY COMPLETES
                           PENNACO ENERGY TENDER OFFER

HOUSTON, Feb. 6 /PRNewswire/ -- Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO), a unit of USX Corporation, announced today that its tender offer through a subsidiary to acquire all outstanding shares of common stock of Pennaco Energy, Inc. (AMEX: PN) for $19.00 per share, net to the seller in cash, without interest, expired at 12:00 midnight, Eastern time, on Monday, February 5, 2001. Marathon has accepted for payment all Pennaco shares validly tendered and not withdrawn as of the expiration of the offer. Payment for those shares will be made promptly.

The Bank of New York, the depositary for the offer, has advised Marathon that, as of the expiration of the offer, approximately 17.6 million shares of Pennaco common stock (including approximately 1.0 million shares subject to guarantees of delivery within the next three days) were validly tendered and not withdrawn in the offer. Those shares represent approximately 87% of the outstanding Pennaco shares.

Marathon plans to acquire the remaining Pennaco shares through a merger in which each share of Pennaco common stock not purchased in the offer and not held by stockholders who have properly exercised dissenters rights under Delaware law will be converted into the right to receive $19.00 in cash, without interest. Following the second-step merger, Pennaco will become a wholly owned subsidiary of Marathon.

Marathon is one of the largest fully integrated oil firms in North America. It is engaged in the worldwide exploration and production of crude oil and natural gas and through Marathon Ashland Petroleum LLC, refines, markets and transports petroleum products in the United States.